 SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

BIRMIWAL OASIS FUND
A SERIES OF THE
BIRMIWAL INVESTMENT TRUST

LETTER OF INVESTMENT INTENT

March   16  , 2003

To the Board of Trustees of the Birmiwal Investment Trust

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) of the Birmiwal Oasis Fund, a series of the Birmiwal Investment Trust, in the amount of one hundred thousand dollars ($100,000.00) for five thousand (5,000) shares at net asset value of twenty dollars ($20.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Kailash Birmiwal IRA
Dated March 16 , 2003
/s/ Kailash Birmiwal
By: Kailash Birmiwal